Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

Early repayment of EIB loan

Leverkusen, November 03, 2021 - Biofrontera AG (ISIN: DE0006046113) today decided to prematurely repay the loan raised from the European Investment Bank (“EIB”).

Biofrontera AG previously announced that its US subsidiary Biofrontera Inc. had completed a successful capital raise by way of an initial public offering in the USA (“IPO”).

As a result of the cash inflow for Biofrontera Inc. as well as its thereby achieved independent access to the US capital market, the liquid funds available to Biofrontera AG are used in part to redeem and repay the loan of nominally 15 million Euro granted by the EIB plus interest and other fees.

The total volume of the payment to be made to the EIB amounts to approximately 20 million Euro, whereby the early repayment will reduce future expenses for interest and other fees.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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